Exhibit 1.1

Chief Financial Officer Radware Ltd. Meir Moshe Tel: +972-3 766-8610 Corporate Media Relations: Michael Lordi +1 201 785 3206 (office) +1 201-574-3840 (cell) mikel@radware.com

For Immediate Release

Radware Announces Third Quarter 2011 Earnings Conference Call

TEL AVIV, ISRAEL; September 26, 2011  --  Radware (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced that it has organized its Earnings call to present its third quarter 2011 financial results.

Earnings Conference Call Details

Radware management will host a call Wednesday, October 26, 2011 at 08:45am ET to discuss third quarter 2011 results and update the company’s outlook for 2011. Please call one of the following dial-in numbers to participate:

Participants in the US call: Toll Free (877) 392-9880

Participants Internationally call: +1 (760) 666-3769

Please find a link to the upcoming webcast presentation on the following web page:

http://www.radware.com/Company/InvestorRelations/default.aspx

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers.  Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.